UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-35216

UTSTARCOM HOLDINGS CORP.

Not Applicable

(Translation of registrant’s name into English)

52-2 Building, BDA International Enterprise Avenue

No. 2 Jingyuan North Center

Daxing District, Beijing 100176

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 24, 2012, UTStarcom Holdings Corp. (the “Company”) issued a press release announcing that it currently plans to hold its 2012 Annual Meeting of Shareholders at 1:00 p.m., local time, on Friday, September 28, 2012 at 1:00 p.m., local time, at the Company’s offices located at 52-2 Building, BDA International Enterprise Avenue, No. 2 Jingyuan North Street, Beijing 100176, China.  Shareholders of record as of the close of business on August 24, 2012 are entitled to notice of and vote at the 2012 Annual Meeting.

Shareholder Proposal Deadline and Advance Notice

In accordance with the requirements for advance notice set forth in UTStarcom’s Amended and Restated Articles of Association (the “Articles”), in order for a shareholder proposal or a director nomination to be considered timely, such proposal or nomination must be received by the Corporate Secretary by the close of business on September 3, 2012 at UTStarcom Holdings Corp., 52-2 Building, BDA International Enterprise Avenue, No. 2 Jingyuan North Street, Beijing 100176, China.  Such proposals or director nominations must comply with Article 65(e) or Article 65(i) of the Articles, respectively.

This press release constitutes a public announcement of the date of the 2012 Annual Meeting for purposes of Article 65(c) of the Articles.

The full text of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTStarcom Holdings Corp.

	By :	/s/ William Wong
	Name :	William Wong
	Title :	Chief Operating Officer

Date: August 24, 2012

3

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated August 24, 2012, entitled “UTStarcom Announces Date for Its 2012 Annual Meeting of Shareholders and Deadline for Submitting Shareholder Proposals”

4